1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐           No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TABLE OF CONTENTS

Taiwan Semiconductor Manufacturing Company Limited
SIGNATURES
Taiwan Semiconductor Manufacturing Company Limited
For the month of June 2010
This is to report 1) the changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC ; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2010.
1)The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as of	shares held as of
Title	Name	May 31, 2010	June 30, 2010	Changes
Senior Vice President	Mark Liu	12,890,573	12,840,573	-50,000
Senior Director	Irene Sun	1,464,709	1,439,709	-25,000
2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares : None

3)	The acquisition of assets:

Description of assets	Purchase price
VentureTech Alliance Fund III, L.P. 2nd Tranche	US$	50,200,000
4)	The disposition of assets : None.

1/1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 22, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer